Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim condensed consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors .

OVERVIEW

We are one of the leading Shenzhen-based end-to-end supply chain solution providers in China, with a focus on providing cross-border logistics services. We benefit from the unique geographical advantages of providing high degree of support for ocean, air and overland logistics. A well-connected transportation network enables us to significantly increase efficiency and reduce transportation costs. As one of the most open and dynamic regions in China, Shenzhen is home to renowned enterprises and the gathering place of cross-border e-commerce market players, which provides us with a large customer base and enables us to develop long-term in-depth relationships with our customers. In addition, the sustained and steady growth of local economy and supportive government policies have backed up our development and brought us great convenience in daily operations.

For the six months ended June 30, 2024 and 2025, our total revenue amounted to RMB270.6 million and RMB280.6 million (US$39.2 million), respectively, representing an increase of 3.7%. For the six months ended June 30, 2024 and 2025, our gross loss amounted to RMB2.7 million and gross profit amounted to RMB19.6 million (US$2.7 million), respectively, representing an increase of 824.4%.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

KEY FACTORS THAT AFFECT OPERATING RESULTS

Changes in the global and local economic conditions

Our financial performance, particularly our ability to drive growth, depends upon the demand for our services, which is closely linked to the global and local economies, and is sensitive to the level of expenditure by business entities’ on our services. While the logistics industry in China has been benefiting from the remarkable growth of the Chinese economy in recent years, issues and conditions with global reach, such as the COVID-19 outbreak, trade wars and occasional regional armed conflicts, have negatively affected the global economy and had a chain reaction in the global logistics industry. Despite the substantial improvements in social and economic conditions in China since the outbreak of COVID-19 in early 2020, there remain uncertainties regarding the overall economic conditions and demand for our services worldwide. Other macro-economic factors beyond our control may also affect our results of operations. For example, any prolonged recurrence of other contagious diseases, social instability or significant natural disasters may have a negative impact on the demand for our services.

Our ability to maintain our major customers

For the six months ended June 30, 2024 and 2025, approximately 28.4% and 43.0% of our total revenues, respectively, were generated by our five largest customers of the same periods. While certain service contracts contain options of renewal, there is no assurance that our major customers will continue their business relationships with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to enter into new service contracts with our customers upon expiry of the current contracts, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

 Our ability to obtain new customers and to increase our revenue per customer

The number of our customers decreased from 1,478 as of June 30, 2024 to 1,070 as of June 30, 2025, representing a 27.6% decrease. Meanwhile, average revenue per customer was RMB183.1 thousand for the six months ended June 30, 2024 as compared to approximately RMB 262.3 thousand (US$ 36.6 thousand) per customer for the six months ended June 30, 2025. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

Our ability to pursue strategic opportunities for growth

Although the end-to-end cross-border supply chain solution market in China is highly fragmented, top companies in this market in China hold stronger comprehensive service capabilities and bargaining power. In the future, it is expected that more competitors will enter this market. Therefore, we intend to continue to pursue strategic investments in selective businesses in the logistics industry that will enhance our service capabilities.

We believe that a solid investment strategy in warehouses and licenses for e-commerce exports may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic investments will likely have an effect on our operating results over time.

Regulatory Environment

Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations. In recent years, the PRC government has issued many supportive policies to encourage the development of the logistic industry. Encouraged by those policies, the logistic industry in China is expected to become more standardized and modernized. The integrated cross-border logistics service market, as a sub-segment of the logistic industry, is likely to evolve along with the development of the logistic industry.

Impact of Global Inflationary Pressures

We primarily face two types of inflationary pressures: one is inflation-related economic slowdown, and the other is a rise in fuel prices as a result of inflation. Our business is less affected by the first type of inflationary pressure since substantially all of our business operations are in China, where inflation has been stable over the past three years. In 2022, 2023 and 2024, the inflation rate in China was 2.0%, 2.2% and 2.4%, respectively. However, due to global inflation and tensions between Russia and Ukraine in 2022, the prices of fossil fuel have surged and affected the freight forwarding services section which still relies heavily on fossil fuels to power transportation. With higher fuel prices, costs of freight forwarding services will increase and the demand for cross-border logistics services will be adversely affected. But we expect the pressure of high fuel prices to be limited, as we plan to expand warehouse management services to diversify our service lines to mitigate the impact.

Impact of Supply Chain Disruptions

The tensions between Russia and Ukraine in 2022 also gave rise to supply chain disruptions in Europe. Our revenue generated from Europe, primarily from freight forwarding services and supply chain management in aggregate, accounted RMB23.3 million, or 14.2% of total freight forwarding revenue, for the six months ended June 30, 2024, and RMB30.4 million, or 19.2% of total revenue, for the six months ended June 30, 2025. Except for the impact of the war in Ukraine, there are no other supply chain disruptions affecting our business.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues consist of (i) revenues from our freight forwarding services, which primarily comprise service fees typically ascertained based on the number of packages, weight, measurement, destination port, types of freight and other special demands; (ii) revenues from our supply chain management, which primarily comprise product revenues; and (iii) revenues from our other valued-added services, which primarily comprise custom brokerage.

Our breakdown of revenues for the periods indicated is summarized below:

	For the Six Months Ended June 30,			Variances
	2024	2025		Amount	%
	RMB ’000	RMB ’000	US$ ’000	RMB ’000
Freight forwarding	163,345	157,853	22,051	(5,490)	(3.4)
Integrated cross-border logistics services	100,213	119,686	16,719	19,473	19.4
Fragmented logistics services	53,948	30,748	4,295	(23,200)	(43.0)
Chartered airline freight services	6,348	3,963	554	(2,384)	(37.6)
Warehouse services	2,836	3,456	483	620	21.9
Supply chain management	105,500	120,338	16,810	14,837	14.1
Other value-added services	1,763	2,437	340	674	38.2
Total revenues	270,608	280,628	39,201	10,021	3.7

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of freight charges, (ii) cost of goods, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnities paid to carriers. Cost of freight charges consists of (i) air freight/ ocean freight/land freight charges, (ii) delivery fees, and (iii) other service fees.

Our breakdown of cost of revenues for the periods indicated is summarized below:

	For the Six Months Ended June 30,			Variances
	2024	2025		Amount	%
	RMB ’000	RMB ’000	US$ ’000	RMB ’000
Freight forwarding	172,418	140,517	19,629	(31,901)	(18.5)
Integrated cross-border logistics services	96,975	110,974	15,502	13,999	14.4
Fragmented logistics services	65,055	22,844	3,191	(42,211)	(64.9)
Chartered airline freight services	7,637	3,101	433	(4,536)	(59.4)
Warehouse services	2,751	3,598	503	847	30.8
Supply chain management	99,438	118,860	16,604	19,422	19.5
Other value-added services	1,464	1,605	225	141	9.7
Total cost of revenues	273,320	260,982	36,457	(12,338)	(4.5)

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit (loss) by service line is set forth below:

	For the Six Months ended June 30,
	2024	2025		Variance
	RMB ’000	RMB ’000	US$ ’000	RMB ’000%
Freight forwarding
Gross loss	(9,073)	17,336	2,422	26,410
Gross margin	(5.6)%	11.0%	11.0%	16.5%
Supply chain management
Gross profit	6,062	1,478	206	(4,584)
Gross margin	5.7%	1.2%	1.2%	-4.5%
Other value-added services
Gross profit	299	832	116	533
Gross margin	17.0%	34.1%	34.1%	17.1%
Total
Gross loss	(2,712)	19,646	2,744	22,359
Gross margin	(1.0)%	7.0%	7.0%	8.0%

Operating expenses

Operating expenses include selling expenses, general and administrative expenses, research and development expenses, provision for credit losses, impairment charges on long-lived assets and lease termination gain/(loss). General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses. Our selling expenses mainly consist of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Research and development expenses mainly consist of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities in logistics related software development.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	For the six months Ended June 30,
	2024		2025
	RMB ’000%		RMB ’000	US$ ’000%
General and administrative expenses	11,845	75.8	15,518	2,168	90.1
Reversal of credit loss	(1,841)	(11.8)	(3,282)	(459)	(19.1)
Impairment charge on long-lived assets	964	6.2	-	-	-
Lease termination loss / (gain)	311	2.0	(107)	(15)	(0.6)
Selling expenses	3,851	24.6	4,443	621	25.8
Research and development expenses	502	3.2	626	87	3.6
Total operating expenses	15,632	100.0	17,198	2,402	100.0

RESULTS OF OPERATIONS

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Revenues	270,608	280,628	39,201
Cost of revenues	(273,320)	(260,982)	(36,457)
Gross (loss) / profit	(2,712)	19,646	2,744
Operating expenses:
General and administrative expenses	(11,845)	(15,518)	(2,168)
Reversal of credit losses	1,841	3,282	459
Impairment charges on long-lived assets	(964)	-	-
Lease termination (loss) / gain	(311)	107	15
Selling expenses	(3,851)	(4,443)	(621)
Research and development expenses	(502)	(626)	(87)
Total operating expenses	(15,632)	(17,198)	(2,402)
Operating loss	(18,344)	2,448	342
Other expenses:
Other income, net	74	414	58
Foreign exchange loss, net	(464)	(1,422)	(199)
Financial (expenses) / income, net	(1,252)	101	14
Total other expenses, net	(1,642)	(907)	(127)
(Loss) / income before income tax expense	(19,986)	1,541	215
Income tax benefit	672	587	82
Share of income of equity method investees, net of tax of nil	-	181	25
Net (loss) / income	(19,314)	2,309	322

Revenues

Total revenues increased by approximately RMB10 million, or 3.7%, from approximately RMB270.6 million for the six months ended June 30, 2024 to approximately RMB280.6 million (US$39.2 million) for the six months ended June 30, 2025.

Revenues from our freight forwarding services decreased by RMB5.5 million, or 3.4%, from RMB163.3 million for the six months ended June 30, 2024 to RMB157.9 million (US$22.1 million) for the six months ended June 30, 2025. The decrease was mainly due to the decrease in revenue of approximately RMB21.7 million (US$3.0 million) from disposed subsidiaries such as Qingdao Oranda Supply Chain Management Co., Ltd., HYTX warehouse Inc. and branches resulting from the strategic adjustment made by the Company in 2024, and decrease in revenue of approximately RMB2.4 million (US$0.3 million) from chartered airline services, RMB1.5 million (US$0.2 million) from traditional air and ocean freight forwarding services, and offset by the increase in revenue of approximately RMB11.9 million (US$1.7 million) from our major customers, approximately RMB7.6 million (US$1.1 million) from e-commerce related logistics services, approximately RMB0.6 million (US$0.1 million) from warehouse services.

Revenues from our supply chain management increased by RMB14.8 million, or 14.1%, from RMB105.5 million for the six months ended June 30, 2024 to RMB120.3 million (US$16.8 million) for the six months ended June 30, 2025. The increase was mainly due the increase in import business of approximately RMB19.0 million (US$2.7 million) and domestic business in China mainland of approximately RMB6.2 million (US$0.9 million), offset by the decrease in business in Hong Kong of approximately RMB10.4 million (US$1.5 million).

Revenues from our other value-added services increased by RMB0.6 million, or 38.2%, from RMB1.8 million for the six months ended June 30, 2024 to RMB2.4 million (US$0.6 million) for six months ended June 30, 2025. The increase was mainly due to the increase of revenue from custom brokerage services.

Cost of Revenues

Our cost of revenues decreased by 4.5% from RMB273.3 million for the six months ended June 30, 2024 to RMB261.0 million (US$36.5 million) for the six months ended June 30, 2025.

Our cost of revenues for freight forwarding services decreased by approximately RMB31.9 million, or 18.5%, from approximately RMB172.4 million for the six months ended June 30, 2024 to approximately RMB140.5 million (US$19.6 million) for the six months ended June 30, 2025. Cost of freight charges, representing the main source of our cost of revenue, decreased by RMB23.5 million, or 15.4%, from approximately RMB152.7 million for the six months ended June 30, 2024 to approximately RMB129.2 million (US$18.1 million) for the six months ended June 30, 2025. The main components of freight charges were the freight and the delivery fees paid to third- party carriers. During the six months ended June 30, 2025, we received a refund of approximately RMB30.3 million (US$4.2 million) from an airline company as a result of the government subsidy to two charter flight routes operated by us during 2022-2023. We refund approximately RMB8.9 million (US$1.2 million) to our customer according to original agreements. As a result, the net refund of RMB21.4 million (US$3.0 million) was applied against our cost of freight charges.

Our cost of revenues for supply chain management increased by approximately RMB19.4 million, or 19.5%, from approximately RMB99.4 million for the six months ended June 30, 2024 to approximately RMB118.9 million (US$16.6 million) for the six months ended June 30, 2025. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services increased by approximately RMB0.1 million, or 9.7%, from approximately RMB1.5 million for the six months ended June 30, 2024 to approximately RMB1.6 million (US$0.2 million) for the six months ended June 30, 2025. The increase was primarily due to the increase of orders of customs brokerage services.

Gross Profit (loss)

For the six months ended June 30, 2024, we had gross loss of RMB2.7 million. For the six months ended June 30, 2025, we had gross profit of RMB19.6 million (US$2.7 million). For the six months ended June 30, 2024 and 2025, our overall gross profit margin increased from negative 1% to positive 7%.

Gross profit margin of freight forwarding services increased from negative 5.6% for the six months ended June 30, 2024 to positive 11.0% for the six months ended June 30, 2025. The increase in gross margin during the six month ended June 30, 2025 was mainly due to the refund from an airline company as a result of the government subsidy to two charter flight routes operated by us as described above.

Gross profit margin of our supply chain management decreased from 5.7% for the six months ended June 30, 2024 to 1.2% for the six months ended June 30, 2025, as a result of the severe competition in electronic devices and chips business.

Gross profit margin of our other value-added services increased from 17.0% for the six months ended June 30, 2024 to 34.1% for the six months ended June 30, 2025 mainly due to the cost control of customs brokerage services.

Operating Expenses

Our operating expenses increased from RMB15.6 million for the six months ended June 30, 2024 to RMB17.2 million (US$2.4 million) for the six months ended June 30, 2025, representing a period-on-period increase of 16.2%.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses increased by 31.0% from RMB11.8 million for the six months ended June 30, 2024 to RMB15.5 million (US$2.2 million) for the six months ended June 30, 2025, which was primarily attributable to (i) an increase of RMB2.8 million (US$0.4 million) in director fees and professional expenses for legal and auditing services; (ii) an increase of RMB1.3 million (US$0.2 million) in insurance expenses; (iii) an increase of RMB0.5 million (US$0.1 million) in office expenses and rent; (iv) an increase of RMB0.4 million (US$0.1 million) in other general and administration expenses including travel expenses; offset by decrease in employee payroll of RMB1.4 million (US$0.2 million) due to decrease of management headcount during the six months ended June 30, 2025.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses increased by 15.4% from RMB3.9 million for the six months ended June 30, 2024 to RMB4.4 million (US$0.6 million) for the six months ended June 30, 2025, which was primarily attributable to (i) an increase of RMB0.5 million (US$0.1 million) in business promotion and entertainment expenses for market expansion; (ii) an increase of RMB0.4 million (US$0.1 million) of rent and office expenses; (iii) an increase of RMB0.1 million (US$0.01 million) in other selling expense; offset by decrease of RMB0.4 million (US$0.1 million) in employee payroll and commission due to reduction of headcount during the six months ended June 30, 2025.

Reversal of (provision for) credit losses

Provision for credit losses consisted of bad debt allowance net of reversal, against (i) accounts receivable, (ii) contract assets and (iii) prepaid expenses and other current asset, net. We adopted ASU 2020-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments starting from January 1, 2023. Based on the new standard, we used expected loss model to assess the provision of bad debt allowance against accounts receivables, other receivables and contract assets. For the six months ended June 30, 2024 and 2025, we had reversal of credit losses of RMB1.8 million and RMB3.3 million (US$0.5 million) due to the subsequent collection of allowance recognized at the end of previous years.

Lease termination (loss) / gain

For the six months ended June 30, 2024, we had a net lease termination loss of RMB0.3 million, mainly due to the deposit loss from termination of the lease of warehouses. For the six months ended June 30, 2025, we had a lease termination gain of RMB0.1 million (US$0.01 million), representing the gain from derecognition of right-of-use assets and lease liabilities upon the lease termination.

Impairment charges on long-lived assets

For the six months ended June 30, 2024, we recorded impairment charges on long-lived assets of RMB 1 million, which consisted of impairment of property and equipment of RMB0.4 million and intangible assets of RMB0.6 million. During the six months ended June 30, 2025, there was a triggering event of negative operating cash flows that indicated the carrying amounts of our long-lived assets may not have been recoverable. We performed an assessment and recognized the impairment charges on long-lived assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. No impairments of long-lived assets were recognized for the six months ended June 20, 2025.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiments, (ii) employee payroll, (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities, and (iv) outsourcing expense for system development. Research and development expenses increased by 24.6% from RMB0.5 million for the six months ended June 30, 2024 to RMB0.6 million (US$0.1 million) for the six months ended June 30, 2025 due to increase in employee costs.

Other expenses, net

Total other expenses decreased by 44.8% from RMB1.6 million for the six months ended June 30, 2024 to income of RMB0.9 million (US$0.1 million) for the six months ended June 30, 2025. Other expenses, net consisted of other income, net, foreign exchange loss, net and financial (expenses) income,net.

Other income, net was RMB 0.1 million for the six months ended June 30, 2024 , mainly from government subsidies. Other income, net was RMB0.4 million (US$0.1 million) for the six months ended June 30, 2025, which mainly due to an income from sublease of warehouses.

Foreign exchange loss, increased by 206.1% from RMB0.5 million for the six months ended June 30, 2024 to RMB1.4 million (US$0.2 million) for the six months ended June 30, 2025, which was primarily attributable to the significant fluctuation of the exchange rate between the dates of record and the dates of settlement for operating activities.

Financial expenses, net was RMB1.3 million for the six months ended June 30, 2024, which was mainly due to the interest expenses of loans from banks, shareholders and related parties. Financial income, net was RMB0.1 million (US$0.01 million) during the six months ended June 30, 2025, which was mainly due to the waive of interests of RMB0.6 million (US$0.1 million) by our shareholders offset by the interests of RMB0.5 million (US$0.1 million) on bank loans.

Income taxes

We had income tax benefit of RMB0.7 million and RMB0.6 million (US$0.1 million) for the six months ended June 30, 2024 and 2025, respectively.

Share of income of equity method investees, net of tax

In 2024, we acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) and 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”), which all operate warehouses in the United States. We recorded our share of income of RMB0.2 million (US$0.01 million) for the six months ended June 30, 2025.

Net loss / income

As a result of the foregoing, we had net loss of RMB19.3 million for the six months ended June 30, 2024 and net income of RMB 2.3 million (US$0.3 million) for the six months ended June 30, 2025.

LIQUIDITY AND CAPITAL RESOURCES

The table below sets forth our cash flows for the six months ended June 30, 2024 and 2025.

	For the six months ended June 30,
	2024	2025	2025
Summary Consolidated Cash Flow Data:	RMB	RMB	US$
Net cash used in operating activities	(14,640,802)	(1,092,262)	(152,581)
Net cash used in investing activities	(466,579)	(1,599,960)	(223,502)
Net cash provided by (used in) financing activities	9,548,437	(3,975,193)	(555,302)
Effects of exchange rate changes	30,607	(288,610)	(40,317)
Net decrease in cash	(5,528,337)	(6,956,025)	(971,702)
Cash at beginning of the periods presented	26,605,028	37,099,911	5,182,565
Cash at end of the periods presented	21,076,691	30,143,886	4,210,863

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financing and capital contributions from our existing shareholders.

As of June 30, 2025, we had cash of RMB30.1 million (US$4.2 million) and working capital of approximately RMB47.7 million (US$6.7 million). We have funded our operations and capital needs primarily through the net proceeds received from issuance of new shares, capital contributions, and loans from banks, shareholders, related parties and third parties.

We intend to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain debt/equity financing by issuance of new convertible debentures or shares and (6) seek for certain credit facilities.

In July 2025, the Group entered into a Securities Purchase Agreement (the“Securities Purchase Agreement”) with certain accredited investors (the“Purchasers”), pursuant to which the Group agreed to sell and issue 42,857,143 Class A ordinary shares to the Purchasers at a purchase price of US$0.14 per share, in a registered direct offering of $6 million of its securities. The Group received net proceeds of US$5.6 million.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date hereof, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

In utilizing the proceeds we received from equity financing, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company, based on its discretionary application, is either the difference between the amount of total investment and the amount of registered capital or 3.5 times of the amount of the net assets of such foreign- invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from the outside of China is (i) approximately RMB75.0 million (US$10.5 million) under the total investment minus registered capital approach as foreign-invested companies (assuming no change to the amount of registered capital of Shenzhen Jayud Logistics Technology Co., Ltd. as of the date hereof); or (ii) approximately RMB243.2 million (US$34.0 million) as of June 30, 2025 under the net asset approach.

Operating activities

For the six months ended June 30, 2025, our net cash used in operating activities was RMB1.1 million (US$0.2 million), which was primarily attributable to (i) a loss adjusted after non-cash items of RMB1.1 million (US$0.1 million); (ii) an increase of RMB28.3 million (US$4.0 million) in accounts receivable from third and related parties mainly due to increase of revenue in 2nd quarter of 2025 and some supply chain customers extended their payment terms; (iii) a decrease of accrued expenses and other current liabilities of RMB6.4 million (US$0.9 million) for payments of advances to employees, for daily operational expenses and transportation deposits; (iv) a decrease of RMB4.2 million (US$0.6 million) in accounts payable to third party vendors; (v) a decrease of RMB0.6 million (US$0.1 million) in other payable to shareholders since the shareholders waived these interests on their loans; (vi) a decrease of operating lease liabilities of RMB0.5 million (US$0.1 million) for rent payments and tax payable of RMB0.2 million (US$0.01 million) for tax payments; and was offset by (i) an increase of RMB11.5 million (US$1.6 million) in accounts payable to related parties associated with the expenses to related party transportation vendors; (ii) a decrease of RMB8.9 million (US$1.2 million) in other receivable to related parties due to refund received for deposits made for chartered airline services, and RMB6.7 million (US$1 million) in prepaid expenses to related parties due to refund associated with the cancellation of chartered airline services and fully utilization of remaining prepayments; (iii) a decrease of prepaid expenses and other current assets of RMB5.2 million (US$0.7 million) mainly due to collection of deposits and expenses paid on behalf of customers; (vi) an decrease of RMB2.0 million (US$0.3 million) in contract assets and an increase of contract liabilities of RMB6.0 million (US$0.8 million) for advances received from customers.

For the six months ended June 30, 2024, our net cash used in operating activities was RMB14.6 million, which was primarily attributable to (i) a loss adjusted after non-cash items of RMB18.0 million; (ii) an increase of RMB3.5 million in accounts receivable mainly due to some customers extended their payment terms; (iii) a decrease of operating lease liabilities of RMB4.3 million for rent payments and contract liabilities of RMB2.2 million for use of advances received from customers; (iv) a decrease of accrued expenses and other current liabilities of RMB2.1 million for payments of advances to employees, for daily operational expenses and transportation deposits; and was offset by (i) a decrease of prepaid expenses and other current assets of RMB3.8 million mainly due to collection of expenses paid on behalf of customers; (ii) an increase of RMB11.6 million in accounts payable to related parties associated with the expenses to related party transportation vendors.

The average receivable balance increased by 21.5% from the six months ended June 30, 2024 to 2025, and revenue increased by 3.7% from the six months ended June 30, 2024 to 2025, resulting in the average days sales in receivables increased from 29 days for the six months ended June 30, 2024 to 34 days for the six months ended June 30, 2025. The increase was mainly due to the longer credit term for international trading business which accounted for 42.9% of total revenue for the six months ended June 30, 2025. The average payable balance decreased by 8.3%, from the six months ended June 30, 2024 to 2025, and revenue increased by 3.7% from the six months ended June 30, 2024 to 2025, resulting in the average days sales in payable decreased from 35 days for the six months ended June 30, 2024 to 31 days for the six months ended June 30, 2025.

Investing activities

Our net cash used in investing activities was RMB0.5 million and RMB1.6 million (US$0.2 million) for the six months ended June 30, 2024 and 2025, respectively, which was primarily attributable to purchase of property, equipment and intangible assets.

Financing activities

For the six months ended June 30, 2025, our net cash used in financing activities was RMB4.0 million (US$0.6 million), which was primarily due to (i) repayments of bank borrowings of RMB17.0 million (US$2.4 million); (ii) repayments of shareholder loans of RMB8.7 million (US$1.2 million) and related party loans of RMB2.2 million (US$0.3 million); (iii) made loans to related parties of RMB0.9 million (US$0.1 million) for the operation needs of these investees in the U.S.A; and was offset by (i) proceeds of borrowings from banks of RMB24.8 million (US$3.5 million) in total; (ii) capital injection from non-controlling interest of RMB0.2 million (US$0.02 million).

For the six months ended June 30, 2025, our net cash provided by financing activities was RMB9.5 million, which was primarily due to (i) proceeds of borrowings from banks of RMB17.7 million in total; (ii) proceeds from loans provided by shareholders of RMB15.5 million and proceeds from a loan from a related party of RMB3.0 million; and was offset by (i) repayments of bank borrowings of RMB21.9 million; (ii) repayments of related party loans of RMB4.0 million.

CAPITAL EXPENDITURES

We made capital expenditures of RMB0.6 million and RMB1.6 million (US$0.2 million) for the six months ended June 30, 2024 and 2025, respectively. Our capital expenditures consisted primarily of expenditures related to the logistics related equipment and system development. We fund our future capital expenditures with our existing cash balance and proceeds from issuance of new shares or debts. We will continue to make capital expenditures to meet the expected growth of our business.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2025:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB	RMB	RMB	RMB
Operating lease payment	3,092,614	666,336	1,233,085	1,193,193
Bank borrowings	18,253,311	14,293,311	-	3,960,000
Loan from a related party	40,000	40,000	-	-
Total	21,385,924	14,999,647	1,233,085	5,153,193

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

HOLDING COMPANY STRUCTURE

Jayud Global Logistics Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and Hong Kong. As a result, Jayud Global Logistics Limited’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries. If our existing PRC and Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate retained earnings as determined under PRC accounting standards as of June 30, 2025. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. As of June 30, 2025, our reserve fund did not reach 50% of the registered capital of our subsidiaries.

As of December 31, 2024 and June 30, 2025, our PRC subsidiaries had RMB3.5 million and RMB1.8 million (US$0.3 million) of restricted net asset.

On February 8 and February 28, 2022, Shenzhen Jiayuda E-Commerce Technology Co., Ltd and Shenzhen Jiayuda Global Supply Chain Co., Ltd. declared RMB2.4 million cash dividend and RMB7.4 million cash dividend respectively, to its then shareholders and its holding company, Shenzhen Jayud Logistics Technology Co., Ltd. On March 15, 2022, Shenzhen Jayud Logistics Technology Co., Ltd. Declared RMB9.0 million of dividend to its then shareholders. Historically, Shenzhen Jayud Logistics Technology Co., Ltd. has also received equity financing from its then shareholders to fund business operations of our PRC subsidiaries. For the six months ended June 30, 2025, one of our Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) (“JYD Global HK”), transferred cash proceeds of RMB0.7 million (US$0.1 million) to Ezhou Jayud Logistics Technology Co.,Ltd as investments, RMB11.1 million (US$1.55 million) to Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”) as intercompany loans and HongKong Jayud International Logistics Company Limited (“HK Jayud International”) transferred RMB6.3 million (US$0.9 million) to three subsidiaries in China mainland for the settlement of intercompany transactions. In addition, One of the subsidiaries in China mainland transferred RMB1.3 million (US$0.2 million) to HK Jayud International and RMB1.8 million (US$0.3 million) to Joyed Logistics Service Inc for the settlement of intercompany transactions. No cross-boarder cash transfers was made for the six months ended June 30, 2024. For the six months ended June 30, 2025, we transferred cash proceeds of RMB19.4 million (US$2.7 million) to HK Jayud International, JYD Global HK and JYD US for the settlement of intercompany transactions. No cash transfers was made between us and our subsidiaries for the six months ended June 30, 2024. In the future, most cash proceeds raised from overseas financing activities, may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries that receive such cash proceeds then will transfer funds to their respective subsidiaries to meet the capital needs of our business operations.

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds are received by Jayud Global Logistics Limited, our holding company, subject to the cash demand of our PRC and Hong Kong subsidiaries, the funds can be transferred to our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to Jayud Global Logistics (Hong Kong) Limited in accordance with the laws and regulations of the PRC, and then Jayud Global Logistics (Hong Kong) Limited will transfer the dividends up to Jayud Global Logistics Limited, and the dividends will be distributed from Jayud Global Logistics Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China and Hong Kong. In utilizing the proceeds from our overseas financing, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this interim report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. We currently do not have any cash management policy that dictates the transfer of cash between our subsidiaries.

INFLATION

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the period-over-period percent changes in the consumer price index for June 2024 and June 2025 were 0.1% and (0.1)%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

CRITICAL ACCOUNTING ESTIMATES

We prepare our interim condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our interim condensed consolidated financial statements are described below, which should be read in conjunction with our interim condensed consolidated financial statements and accompanying notes and other disclosures.

When reviewing our interim condensed consolidated financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumption.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) the allowance of credit loss for accounts receivables, contract assets and prepaid expenses and other current asset, (ii) impairment of long-lived assets, (iii) valuation allowance of deferred tax assets.

Impairment of long-lived assets

All long-lived assets of the Company, which include tangible long-lived assets, right-of-used assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance. The key assumptions and estimates include projections of future operating results and cash flows of each asset group that are based on internal budgets and strategic plans, historical performance and growth rate, and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each asset group that could result in an impairment charge to reduce the carrying value of long-lived assets, which could be material to our financial position and results of operations.

We recorded RMB1 million and nil impairment of long-lived assets for the six months ended June 30, 2024 and 2025, respectively.

Valuation allowance of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB19.0 million and RMB20.3 million (US$2.8 million) were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2024 and June 30, 2025. As of December 31, 2024 and June 30, 2025, there were approximately RMB119.2 million and RMB131.0 million net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from remainder of fiscal year 2026 to 2030.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our interim condensed consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and accounts receivable. We place substantially all of our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivables, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, revenues and results of operations may be impacted by exchange rate fluctuations between RMB and US$. We incurred and recognized foreign currency exchange loss of RMB0.5 million and RMB1.4 million (US$0.2 million) for the six months ended June 30, 2024 and 2025, respectively, as a result of changes in the exchange rate.

RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group is in the process of evaluating the impact of the new guidance on its interim condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 for all public business entities. Early adoption is permitted. The amendments is applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is currently evaluating the impact on its interim condensed financial statements of adopting this guidance.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.